Exhibit (d)(4)

                               NIKU CORPORATION

                               OFFER TO EXCHANGE
                        CERTAIN OUTSTANDING OPTIONS TO
         PURCHASE SHARES OF COMMON STOCK OF NIKU CORPORATION HAVING AN
                    EXERCISE PRICE GREATER THAN OR EQUAL TO
                        $7.50 PER SHARE FOR NEW OPTIONS

                                FRENCH SUB-PLAN



      This Sub-Plan (the "Sub-Plan") shall apply to options granted by Niku Corporation or any successor corporation (the "Corporation") under the Niku Corporation 2000 Equity Incentive Plan, as restated on February 11, 2003 (the "Equity Incentive Plan") pursuant to the Niku Corporation Offer to Exchange Certain Outstanding Options to Purchase Shares of Common Stock of Niku Corporation Having an Exercise Price Greater Than Or Equal To $7.50 For New Options, dated April 15, 2003 (the "Offer" and, together with the Equity Incentive Plan and any and all new option agreements which may be entered into, pursuant to the Offer, between the Corporation and the French Optionees as defined hereunder, the "Plan") to participants who are salaried employees of Niku France SAS (the "French Subsidiary") (the "Options") (such employees shall be referred to collectively as the "French Optionees" and each of them as a "French Optionee").

      Subject to the terms and conditions stated in this Sub-Plan, the Options remain subject to the terms and conditions of the Plan. However, should any provision of the Plan conflict with any provision of this Sub-Plan, the provision set forth in the Sub-Plan shall prevail.

      Unless otherwise set forth in this Sub-Plan, capitalized terms mentioned herein shall have the meaning assigned to them in the Plan.

      Notwithstanding any other provision of the Plan, the Options shall be subject, mutatis mutandis and to the extent compatible with, and relevant under, the corporate law applicable to the Corporation, to the provisions of Articles L. 225-177 through L. 225-186 of the French Commerce Code (Code du commerce) (the "French Company Law") and Articles L. 174-8 through L. 174-21 of the decree n(degree) 67-236 of March 23, 1967 (the "Decree" and, together with French Company Law, the "French Legal Rules"), including the provisions set forth hereinafter.

1. The total number of shares of the Corporation to which unexercised Options and stock options granted under predecessor plans give right shall not exceed one third of the Corporation's registered capital.

2. Options shall only be granted to French Optionees holding no more than 10% of the issued share capital of the Corporation on the day of grant of such Options.

3. No Option may be granted by the Corporation more than thirty-eight (38) months after the approval of the restatement of the Equity Incentive Plan.

4. The exercise price of any Option shall be determined on the grant date of such Option by the Committee. Such exercise price shall be equal to the average of the closing bid and asked prices of the Corporation's common stock on the Nasdaq SmallCap Market (the "Fair Market Value") on the date of the grant, and shall not be less than 80% of the average Fair Market Value over the 20 daily sessions preceding the grant date, rounded up. The exercise price and number of shares to be subscribed to upon the exercise of the Options may only be adjusted upon occurrence of an event listed in paragraphs 5 and 6 of Article L. 225-161 of the French Company Law (capital reduction by offsetting of losses and issuance of non-voting preference shares), paragraphs 1 and 3 of Article L. 225-162 of the French Company Law (issuance of shares for cash, or by incorporation of reserves, profits or issuance premiums, distribution of reserves in cash or securities, and issuance of convertible or exchangeable bonds) and Article D. 174-9 of the Decree (repurchase of its own shares by the Corporation at a price exceeding market price) in accordance with the French Legal Rules.

5. The Options shall not be exercised before the fourth anniversary of their grant.

6. The four-year holding period mentioned in Section 5 hereof shall not apply in case of:

      -     death of the French Optionee; or

      - disability of the French Optionee corresponding to the second or third of the categories provided for in Article L. 341-1 of the French Social Security
            Code (Code de la Securite Sociale);

      provided, that the French Optionee or his or her heirs, as the case may be, shall be entitled to exercise the Options only to the extent that such Options would have been exercisable by such French Optionee on the date of the decrease or the disability and within (i) twelve (12) months following such event (or such shorter or longer time period, which period may not be less than six (6) months nor more than five (5) years as may be determined by the Committee), in accordance with the Plan, in case of disability, and (ii) six (6) months following such event in case of death of the French Optionee.

7. Rights attached to the Options are neither transferable nor assignable, provided, however, that in the case of the death of a French Optionee, Options granted to such French Optionee may be exercised by his or her heirs within six months from the date of the decease.

8. Each French Optionee shall enclose, with his or her annual income tax return for the year during which the Options are exercised, a statement indicating, inter alia:

      - the name, principal place of business and registered office address of the French Subsidiary;

      - the dates when such Options were granted and exercised, the number of shares acquired upon the exercise of such Options, and the exercise price; and

      - the difference between the average Fair Market Value for the 20 days preceding the date of grant, on the one hand, and the exercise price of the Options, on the other hand, if such difference is higher than 5% of such average Fair Market Value.

      Such statement shall have been provided to each French Optionee by the French Subsidiary at the latest on February 15 of the year during which such annual tax return is to be filed.

9. The French Subsidiary shall file with the relevant tax authority which has jurisdiction over such French Subsidiary a copy of the statement sent to each French Optionee as mentioned in Section 8 hereof at the latest on February 15 of the year during which the annual tax return for the year of exercise of any Options is to be filed.

10. The Corporation shall communicate to the French Subsidiary the information necessary for such French Subsidiary to fulfil the obligations listed in Section 9 hereof.

11. Except the two-year holding period provided by the second paragraph of Article 200 A 6 of the French Tax Code and which is left to the discretion of the French Optionees, the French Optionees undertake to meet any and all obligations necessary to be entitled, and allow the Corporation and the French Subsidiary to be entitled, to the benefit of the favorable tax and social security treatment provided by Articles 80 bis and 163 bis C of the French Tax Code and by the second paragraph of Article L.242-1 of the French Social Security Code, as amended from time to time, or any successor provisions thereto.